UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Seaspan Corporation

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

Class A Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Graham Porter

c/o Tiger Container Shipping Company Limited

Walker House

87 Mary Street

George Town, Grand Cayman

Cayman Islands

Telephone: +1 (345) 949 0100

With a copy to:

Paul Strecker

Shearman & Sterling

12th Floor, Gloucester Tower

15 Queen’s Road Central

Hong Kong

Telephone: +852 2978 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on the following pages]

SCHEDULE 13D

CUSIP No. Y75638109	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Container Shipping Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,146,428 Class A Common Shares 20,000 Class A Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,146,428 Class A Common Shares 20,000 Class A Preferred Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,146,428 Class A Common Shares 20,000 Class A Preferred Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% of Class A Common Shares 10.0% of Class A Preferred Shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 12 Pages

SCHEDULE 13D

CUSIP No. Y75638109	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thetis Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,055,182 Class A Common Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,055,182 Class A Common Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,055,182 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% of Class A Common Shares
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 12 Pages

SCHEDULE 13D

CUSIP No. Y75638109	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Graham Porter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada and United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,221,662 Class A Common Shares 20,000 Class A Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,221,662 Class A Common Shares 20,000 Class A Preferred Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,221,662 Class A Common Shares 20,000 Class A Preferred Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% of Class A Common Shares 10.0% of Class A Preferred Shares
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 12 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D amends the statement on Schedule 13D originally filed by Tiger Container Shipping Company Limited (“Tiger”) and Graham Porter on August 19, 2005 and amended on February 23, 2009, March 12, 2010 and December 14, 2011 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) relating to the Class A common shares, par value $0.01 per share (the “Common Shares”) and the Class A preferred shares, par value $0.01 per share (the “Class A Preferred Shares”) of Seaspan Corporation, a company organized under the laws of the Republic of the Marshall Islands (the “Issuer”). The principal executive offices of the Issuer are located at Unit 2, 7th Floor, Bupa Center, 141 Connaught Road West, Hong Kong, China.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	This Schedule 13D is being filed by Tiger, Mr. Porter and Thetis Holdings Ltd., a corporation organized under the laws of the Cayman Islands (“Thetis”, and together with Tiger and Mr. Porter, the “Reporting Persons”).

(b)	The address of the principal business office of the Reporting Persons is:

  Walker House

  87 Mary Street

  George Town

  Grand Cayman

  Cayman Islands

(c)	Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. Thetis is an investment holding company that is controlled by Mr. Porter. Mr. Porter is a managing director, deputy chairman and director of Seaspan Management Services Limited (“SMSL”), the manager of the Issuer, where he plays a role in the services provided to the Issuer. Mr. Porter also serves as a director and officer of Seaspan Advisory Services Limited, a subsidiary of SMSL.

(d)-(e)	None of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, the executive officers or directors of Tiger or Thetis has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 12 Pages

(f)	Each of Tiger and Thetis is a Cayman Islands exempted company, and Mr. Porter is a resident solely of Hong Kong and a citizen of the United Kingdom and Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following text after the seventh paragraph of Item 3:

“On January 30, 2012, pursuant to the Share Purchase Agreement, dated January 27, 2012, by and among the Issuer, SMSL and the owners of SMSL (the “Share Purchase Agreement”), Thetis was issued 2,110,364 Common Shares, valued at $12.79 per share, in connection with the acquisition by the Issuer of SMSL (the “SMSL Transaction”). Upon closing of the SMSL Transaction and pursuant to the Letter Agreement, Thetis sold to Deep Water Holdings, LLC (“Deep Water”) 1,055,182 of such Common Shares at a price of $12.79 per share. Pursuant to the Letter Agreement, Deep Water may acquire from Thetis additional Common Shares that may be issued to Thetis in the event that any Fleet Growth Payments (as defined in the Share Purchase Agreement) are triggered pursuant to the Share Purchase Agreement.

The description of the Share Purchase Agreement contained herein is qualified in its entirety by the agreement itself, a copy of which is attached hereto as Exhibit C and incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of this Schedule 13D are hereby amended and restated in their entirety to read as follows:

“Tiger is the beneficial owner of, and has the sole power to vote and dispose of (i) 5,146,428 Common Shares, representing 8.2% of the Common Shares, and (ii) 20,000 Class A Preferred Shares, representing 10.0% of the Class A Preferred Shares. The 5,146,428 Common Shares held by Tiger includes 237,093 Common Shares previously held by Jenstar Ltd. (“Jenstar”), a Cayman Islands company wholly-owned by Mr. Porter, which Jenstar had transferred to Tiger.

Thetis is the beneficial owner of, and has the sole power to vote and dispose of, 1,055,182 Common Shares, representing 1.7% of the Common Shares.

Mr. Porter is the beneficial owner of, and has the sole power to vote and dispose of (i) 6,221,662 Common Shares, representing 9.9% of the Common Shares, and (ii) 20,000 Class A Preferred Shares, representing 10.0% of the Class A Preferred Shares. This includes 5,146,428 Common Shares held by Tiger, 1,055,182 Common Shares held by Thetis and 20,052 Common Shares held by Mr. Porter himself.

The percentages of the classes of securities identified pursuant to Item 1 beneficially owned by each of Tiger, Thetis and Mr. Porter are based on (i) 62,588,188 Common Shares outstanding as of January 30, 2012, based on 58,367,460 Common Shares as provided in Amendment 4 to the Schedule TO filed with the SEC by the Issuer on January 19, 2012, plus 4,220,728 Common Shares issued pursuant to the Share Purchase Agreement, and (ii) 200,000 Class A Preferred Shares outstanding as of September 30, 2011, as provided in the report on Form 6-K for the quarter ended September 30, 2011 filed with the SEC by the Issuer on November 3, 2011.”

Page 6 of 12 Pages

Paragraph (c) of Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following text after the first sentence:

“On January 1, 2012, Mr. Porter acquired 7,900 Common Shares by way of an incentive share grant from the Issuer.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 6:

“The Common Shares issued to Thetis pursuant to the Share Purchase Agreement (the “Covered Shares”) are subject to a Lockup Agreement, dated as of January 27, 2012, between the Issuer and Thetis. Pursuant to the Lockup Agreement, Thetis will be restricted from transferring 100% of the Covered Shares for one year, 75% of the Covered Shares for two years, 50% of the Covered Shares for three years, and 25% of the Covered Shares for four years. During the lock-up period, Thetis may transfer any Covered Shares to, among others, any affiliate of Thetis, Deep Water or any other party to the Share Purchase Agreement. A form of this Lockup Agreement is attached hereto as Exhibit D.

Pursuant to the Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company Inc., as Escrow Agent, the Issuer, The Kevin Lee Washington 1999 Trust II (the “Kevin Washington Trust”), The Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 (the “Kyle Washington Trust”) and Thetis (the “Escrow Agreement”), a portion of the Covered Shares are being held in escrow for one year to satisfy any indemnification claims that may arise in connection with the representations and warranties provided by Thetis in the Share Purchase Agreement. A copy of the Escrow Agreement is attached hereto as Exhibit E.

Pursuant to the Registration Rights Agreement, dated as of January 27, 2012, among the Issuer, SMSL, the Kevin Washington Trust, the Kyle Washington Trust and Thetis (the “Registration Rights Agreement”), the Issuer has agreed to provide Thetis with certain registration rights in respect of the Covered Shares. A copy of the Registration Rights Agreement is attached hereto as Exhibit F.

The Covered Shares are subject to the terms of a certain Shareholders Rights Agreement, dated as of August 8, 2005 and amended as of January 30, 2009 and April 19, 2011 (the “Shareholders Rights Agreement”), and further amended on January 27, 2012 (such amendment, the “Shareholders Rights Amendment”), The Shareholders Rights Agreement provides for certain conditions and terms which would entitle shareholders of the Issuer, including the Reporting Persons, to purchase newly issued Common Shares. The Shareholders Rights Amendment excludes any Covered Shares from the calculation of certain beneficial ownership percentages described in the Shareholders Rights Agreement, which beneficial ownership percentages, if attained by an acquiring person, would trigger certain rights of other shareholders of the Issuer to purchase newly issued Common Shares. A copy of the Shareholders Rights Agreement is attached as an exhibit to the report on Form 8-A filed by the Issuer on April 19, 2011. A copy of the Shareholders Rights Amendment is attached hereto as Exhibit G.

Page 7 of 12 Pages

The description contained herein of the Lockup Agreement, the Escrow Agreement, the Registration Rights Agreement and the Shareholders Rights Amendment is qualified in its entirety by reference to the agreements themselves, all of which are incorporated herein by reference.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated February 6, 2012, by and among Tiger Container Shipping Company Limited, Thetis Holdings Ltd. and Graham Porter

B*	Letter Agreement, dated December 12, 2011, between Thetis Holdings Ltd. and Deep Water Holdings, LLC

C**	Share Purchase Agreement, dated January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, The Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

D**	Form of Lockup Agreement

E**	Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company, Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

Page 8 of 12 Pages

F**	Registration Rights Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

G**	Amendment No. 1 to Amended and Restated Shareholders Rights Agreement, dated as of January 27, 2012, between Seaspan Corporation and American Transfer & Trust Company, LLC, as Rights Agent

*	Filed as an Exhibit to the Schedule 13D filed by Tiger and Mr. Porter on December 14, 2011
**	Filed as an Exhibit to the Form 6-K filed by the Issuer on January 30, 2012

Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 6, 2012

TIGER CONTAINER SHIPPING COMPANY LIMITED

By:	/s/ Graham Porter
	Name:	Graham Porter
	Title:	Authorized Person

THETIS HOLDINGS LTD.

By:	/s/ Graham Porter
	Name:	Graham Porter
	Title:	Authorized Person

GRAHAM PORTER

By:	/s/ Graham Porter

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated February 6, 2012, by and among Tiger Container Shipping Company Limited, Thetis Holdings Ltd. and Graham Porter

B*	Letter Agreement, dated December 12, 2011, between Thetis Holdings Ltd. and Deep Water Holdings, LLC

C**	Share Purchase Agreement, dated January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, The Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

D**	Form of Lockup Agreement

E**	Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company, Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

F**	Registration Rights Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

G**	Amendment No. 1 to Amended and Restated Shareholders Rights Agreement, dated as of January 27, 2012, between Seaspan Corporation and American Transfer & Trust Company, LLC, as Rights Agent

*	Filed as an Exhibit to the Schedule 13D filed by Tiger and Mr. Porter on December 14, 2011
**	Filed as an Exhibit to the Form 6-K filed by the Issuer on January 30, 2012

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that Amendment No. 4 to Schedule 13D, dated February 6, 2012, with respect to the Class A common shares, par value $0.01 per share (the “Common Shares”) and the Class A preferred shares, par value $0.01 per share (the “Class A Preferred Shares”) of Seaspan Corporation is, and any further amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 6th day of February, 2012.

Tiger Container Shipping Company Limited

By:	/s/ Graham Porter
	Name:	Graham Porter
	Title:	Authorized Person

Thetis Holdings Ltd.

By:	/s/ Graham Porter
	Name:	Graham Porter
	Title:	Authorized Person

Graham Porter

/s/ Graham Porter